

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Zhu Youyi
Chief Financial Officer
China Natural Resources Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central, Sheung Wan, Hong Kong

> **Re: China Natural Resources Inc.**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated August 31, 2023**
> **File No. 000-26046**

Dear Zhu Youyi:

We have reviewed your amended annual report and August 31, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2023 letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. We re-issue comment 1. Pursuant to paragraph (a) of Item 16I, please clarify whether you are owned or controlled by a governmental entity in the foreign jurisdiction or tell us why you are not required to do so. Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for this submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. We note your response to comment 3 and re-issue in part. With respect to (b)(2), please provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have

consolidated operating entities. With respect to (b)(3), please clarify whether governmental entities have a controlling financial interest in you or any of your consolidated foreign operating entities.

 Please contact Jimmy McNamara at 202-551-7349 or Christopher Dunham at 202-551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Richard J. Chang